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                                                                     EXHIBIT 5.1

                                      PPM
                                    AMERICA

April 14, 1997                                          PPM America, Inc.
                                                        225 West Wacker Drive
                                                        Chicago, Illinois 60606
                                                        Telephone (312) 634-2500

Mr. Daniel J. Smoke
Vice President and Chief Financial Officer
Bucyrus International, Inc.
1100 Milwaukee Avenue
South Milwaukee, WI 53172-0500

Dear Dan:

     The PPM America Special Investments Fund, L.P. (the "Fund") is pleased to issue a commitment, upon the terms and subject to the conditions set forth in this letter (the "Commitment Letter"), to make available to Bucyrus International, Inc. ("Bucyrus") a Term Loan (the "Facility") having the terms set forth below, and on Exhibit A, hereto.

     This Commitment to provide the Facility is subject to the negotiation, execution and delivery of definitive documentation with respect to the Facility, satisfactory to the Fund in its sole discretion.

     This Commitment to provide the Facility is also subject to all actions to be taken, undertakings to be made and obligations to be incurred by Bucyrus referred to in Exhibit A hereto, and there not having occurred or becoming known to the Fund any material adverse change in the financial condition, operation or assets of Bucyrus or Marion from that shown in the information made available to the Fund on or prior to the date hereof.

     By your signature below, you further agree: (a) to pay Four Hundred and Fifty Thousand Dollars ($450,000 U.S.) payable to PPM America Special Investments Fund, L.P., as consideration for the issuance of this Commitment Letter (the "Commitment Fee"); and (b) to indemnify and hold harmless the Fund and its officers, directors, employees, affiliates, agents and controlling persons from and against any and all losses, claims, damages and liabilities to which any such person may become subject arising out of, or in connection with, this Commitment Letter, the transactions contemplated hereby or other expenses incurred in connection with investigating or defending any of the foregoing, whether or not the transaction contemplated hereby are consummated, provided that the foregoing indemnity set forth in this clause (b) will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent that they arise from the bad faith, willful misconduct or gross negligence of such indemnified person.

     This Commitment Letter shall not be assignable by you without the prior written consent of the fund, and may not be amended or any provision hereof waived or modified except by an instrument in writing signed by you and the Fund.

     This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

     Therefore, if you desire for the Fund to commit to this Facility, please immediately send by wire transfer the $450,000 Commitment Fee to the account identified below, which fee is non-refundable in all circumstances.
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     If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof by signing in the appropriate space below and returning to us the enclosed duplicate original of this Commitment Letter not later than 5:00 p.m., Chicago Time, on Wednesday, April 16, 1997. The Fund's commitment hereunder shall expire at this time unless the Fund has theretofore received such executed originals and the payment of such fees.

     Upon signing this Commitment Letter, please wire transfer the Commitment Fee to the following account:

Bank Name: Norwest Bank Minnesota, N.A.
ABA#: 091000019
Crediting Account Name: Norwest MN TTEE for PPM America Special Investments Fund Account Number:

     This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement.

                                          Very truly yours,

                                          PPM AMERICA SPECIAL INVESTMENTS FUND,
                                          L.P.

                                          By: /s/  F. JOHN STARK, III

                                            ------------------------------------
                                                  Senior Managing Director
                                                        PPM America
                                               Special Investments Fund, L.P.

Agreed to and accepted as of
the date first above written,

BUCYRUS INTERNATIONAL, INC.

By: /s/     DANIEL J. SMOKE

    ----------------------------------

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EXHIBIT A                                                           CONFIDENTIAL

                              TERMS AND CONDITIONS
                     BUCYRUS INTERNATIONAL BRIDGE FINANCING

Borrower:                    Bucyrus International, Inc.

Lender:                      PPM America Special Investments Fund, L.P.
                             ("Fund"). The Fund proposes to underwrite the Term Loan, but reserves the right to syndicate this Term Loan, on an assignment basis under which the Fund would serve as agent to a group of lenders acceptable to the Fund. Each lender also has the right to participate or assign its rights and interest in the Term Loan. The Borrower agrees to execute such documentation as the Fund, or any lender, deems necessary or advisable to effect such syndication, assignment, and/or participation. If new lenders enter the Facility by syndication, or otherwise by assignment, references to Fund herein shall generally mean the Fund and such new lenders.

Facilities:                  Term Loan

Financing Amount:            $45,000,000

Anticipated Closing Date:    To be determined, but in no case later than July
                             15, 1997 (the "Closing").

Maturity:                    180 days from the Closing (the "Maturity Date").

Use of Proceeds:             To fund the purchase of the business and assets of
                             the Marion Power Shovel Company ("Marion"), a wholly-owned subsidiary of Global Industrial
                             Technologies, Inc. ("Global").

Repayment:                   The Term Loan is due and payable in full on the
                             Maturity Date.

Prepayment:                  Optional -- The Term Loan may be pre-paid in whole
                             at the Borrower's option, without premium or penalty.

Commitment Fee:              1.00% of the Financing Amount payable upon issuance
                             of a Commitment Letter by the fund and acceptance of this Commitment Letter by the Borrower.

Facility Fee:                1.00% of the Financing Amount payable upon
                             execution of a definitive Purchase Agreement between the Borrower and Marion.

Financing Fee:               2.50% of the Financing Amount payable at Closing.

Rates of Interest:           3 Month LIBOR plus the Term Loan Margin of 5%. In
                             the event the Term Loan is not paid at its Maturity, the Default Term Loan Margin will be 9%.
                             Interest will be calculated on an actual 360 day basis and is payable monthly on the last day of each interest period.

Default Interest:            As indicated above, overdue principal shall bear
                             interest at LIBOR plus 9.00%.

Maintenance Fee:             If the Term Loan remains outstanding for one month
                             after the Closing, the Borrower shall pay a fee equal to 1.0% of the Financing Amount (the
                             "Maintenance Fee") to the Fund. The Borrower shall pay an additional 1.0% Maintenance Fee to the Fund every two months thereafter that the Term Loan remains outstanding until the Maturity Date.

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Late Charge:                 A late charge equal to 1% of overdue principal will
                             be due as of the date of default and on the same day of each month thereafter, for as long as the loan remains outstanding.

Warrants:                    At closing the Fund shall receive warrants
                             representing a 0.5% fully diluted equity stake in the Borrower at a strike price of one cent per share. Thirty days after Closing, if the Term Loan remains outstanding, the Fund shall receive warrants for an additional 0.5% of the fully diluted equity of the Borrower. If the Term Loan remains outstanding on the 91st day after Closing, the Fund shall receive warrants for an additional
                             2.0% of the fully diluted equity of the Borrower.
                             If the Term Loan remains outstanding at Maturity, the Fund shall receive warrants for an additional
                             2.0% of the fully diluted equity of the Borrower.

Ranking: Amounts outstanding under the Term Loan will rank pari passu in right of payment with all other general unsecured obligations of the Borrower, and will rank senior in right of payment to all other existing and future subordinated indebtedness of the Borrower.

Guarantees:                  Amounts outstanding under the Term Loan shall be
                             guaranteed by each subsidiary, present and future, of the Borrower on a subordinated basis to such Guarantor's guarantee of the Senior Secured Credit
                             Facilities.

Conditions:
Precedent to Funding:        Usual and customary for credit facilities of this
                             size, type and purpose, and others to be reasonably specified by The Fund. Including but not limited to: execution of definitive credit agreement providing for the subject credit facilities;
                             closing certificate representing accuracy of
                             Representations and Warranties; compliance with all covenants and the absence of Events of default; no material adverse change in financial condition or prospects since the date of the most recently received financial statements of the borrower, its subsidiaries, or Marion; payment of all fees due hereunder; all corporate and governmental consents required for the purchase of Marion; final definitive agreement of acquisition of Marion by the Borrower is in place; written acceptance by the lead subordinated debt agent (which agent is acceptable to the Fund) of an engagement for the Borrower's proposed issuance of public notes to take out the Term Loan; satisfactory corporate board resolutions and legal opinions; and all legal matter to be acceptable to the Fund and its counsel.

Representations and
Warranties:                  Representations and Warranties typical of a
                             transaction of this type, including, without limitation, Representations and Warranties as to organization, good standing and qualification;
                             authorization of borrowing; compliance with the law; financial condition; title to property; liens;
                             no material adverse change in financial condition or prospects; litigation; payment of taxes;
                             governmental regulations; disclosure; licenses;
                             trademarks; patents; Regulation U; and
                             representations concerning current management contracts.

Affirmative Covenants:       Affirmative Covenants acceptable to the Fund to
                             include those typical of transactions of this nature and to apply to Borrower and all subsidiaries, including Marion.

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Negative Covenants:          Negative Covenants to include those typical of
                             transactions of this nature and to apply to Borrower and all subsidiaries, including Marion, including, without limitation the following:

                             (i)   Prohibition on sales, mergers, and
                             acquisitions (except concurrently with full repayment of this Facility; other than Marion).

                             (ii) Prohibition on additional indebtedness except for debt under the Revolving Credit Facility.

                             (iii) Prohibition on liens, guarantees, lease obligations, and sale-leaseback transaction subject to allowances to be defined.

                             (iv) Prohibition on change of business.

                             (v)  Prohibition on dividends.

                             (vi) Limitations on capital expenditures to be defined.

Events of Default:           (i)   Payment default.

                             (ii)  Breach of Representations or Warranties.

                             (iii) Violation of Covenant(s).

                             (iv) Cross default to other debt.

                             (v)  Bankruptcy, insolvency.

                             Other Events of Default as appropriate.

Expenses and
Indemnifications:            Borrower shall reimburse, indemnify and hold
                             harmless the Fund for all damages, costs, expenses, and liabilities incurred by or asserted against it
                             (including fees and expenses of outside counsel to the Fund for preparation and negotiation of the commitment letter and all other loan documents) in connection with or by reason of the preparation, administration, or enforcement of the credit agreement and any other transaction contemplated thereby (including syndication) or the use or intended use of the proceeds of the Loan other than as a result of the wilful misconduct or gross negligence of the Fund. This obligation shall be binding whether or not this credit agreement is consummated.

Governing Law:               State of New York.

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